FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

5 August 2026

HSBC HOLDINGS PLC SHARE BUY-BACK

HSBC Holdings plc ("HSBC") announces that, as outlined in its announcement on 4 August 2026, it will commence a share buy-back of HSBC's ordinary shares of US$0.50 each ("Ordinary Shares") for up to a maximum consideration of US$1,000,000,000 (one billion United States dollars) (the "Buy-back"). The purpose of the Buy-back is to reduce HSBC's outstanding Ordinary Shares.

HSBC has entered into non-discretionary buy-back agreements with BNP Paribas Financial Markets SNC ("BNP Paribas") to enable the purchase of Ordinary Shares by  BNP Paribas, acting as principal, during the period running from 6 August 2026 and ending no later than 23 October 2026 (subject to regulatory approval remaining in place), for an aggregate purchase price of up to US$1,000,000,000 (one billion United States dollars) and the simultaneous on-sale of such Ordinary Shares by  BNP Paribas to HSBC.

BNP Paribas will make trading decisions in relation to the Buy-back independently of HSBC. Any purchases of Ordinary Shares will be carried out on the London Stock Exchange, Aquis Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise (together, the "UK Venues") and/or The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

The repurchases on the UK Venues will be implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and will be "market purchases" for the purposes of the Companies Act 2006. The repurchases on the Hong Kong Stock Exchange will be "off-market" for the purposes of the Companies Act 2006 but will be transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules") and which constitute an "on-market share buy-back" for the purposes of the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs ("Hong Kong Buy-back Code").

The repurchases will take place in accordance with certain pre-set parameters and in accordance with (and subject to limits prescribed by) HSBC's authority to make market purchases and off-market purchases of its Ordinary Shares, in each case granted by its shareholders at HSBC's annual general meeting on 8 May 2026 (the "2026 Authority"), Chapter 9 of the Financial Conduct Authority's Listing Rules, Article 5(1) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the "Withdrawal Act")), the Commission Delegated Regulation (EU) No 2016/1052 (as it forms part of domestic law of the United Kingdom by virtue of the Withdrawal Act), the Hong Kong Listing Rules, the Hong Kong Buy-back Code and applicable US federal securities laws.

Ordinary Shares repurchased under the Buy-back will be cancelled.

The maximum number of Ordinary Shares that may be repurchased under the Buy-back is 1,718,354,635, being the number of Ordinary Shares able to be repurchased under the 2026 Authority.

Investor enquiries to:
Alastair Ryan                             +44 (0) 7468 703010                  investorrelations@hsbc.com

Media enquiries to:
Neil Fleming                              +44 (0) 121 4170055                  neil1.fleming@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,438bn at 30 June 2026, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 05 August 2026